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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.1)*

GLG Partners, Inc. (formerly Freedom Acquisition Holdings, Inc.)
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
37929X 107
(CUSIP Number)
Jared S. Bluestein
Berggruen Holdings Ltd.
1114 Avenue of the Americas, 41st Floor
New York, New York 10036
(212) 380-2235
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 2, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	37929X 107	Page	2	of	15

1	NAMES OF REPORTING PERSONS Berggruen Acqusition Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,805,900 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

20,805,900 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,805,900 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	37929X 107	Page	3	of	15

1	NAMES OF REPORTING PERSONS Berggruen Holdings North America Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virign Islands

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,805,900 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

20, 805,900 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,805,900 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	37929X 107	Page	4	of	15

1	NAMES OF REPORTING PERSONS Medici I Investments Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,805,900 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

20,805,900 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,805,900 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	37929X 107	Page	5	of	15

1	NAMES OF REPORTING PERSONS Berggruen Holdings Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,805,900 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

20,805,900 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,805,900 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	37929X 107	Page	6	of	15

1	NAMES OF REPORTING PERSONS Tarragona Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,805,900 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

20,805,900 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,805,900 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	37929X 107	Page	7	of	15

1	NAMES OF REPORTING PERSONS Nicolas Berggruen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,805,900 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

20,805,900 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,805,900 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	37929X 107	Page	8	of	15
     Explanatory Note: This Amendment No. 1 (this “Amendment”) to Schedule 13D is filed by the Reporting Persons (as defined below in this Explanatory Note) pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 7, 2007 (the “Initial 13D”) and relates to the common stock, (“Shares”) of GLG Partners, Inc. (formerly Freedom Acquisition Holdings, Inc.) (the “Issuer”). This Amendment is being filed solely to correct the calculation of beneficial ownership, based on a recalculation of the total number of Shares of the Issuer outstanding on the date hereof. No additional Shares have been purchased by the Reporting Persons with respect to the Issuer.
Item 1. Security and Issuer.
     The class of equity securities to which this statement relates is the Common Stock, par value $.0001 per share of the Issuer.
     The principal executive office of the Issuer is located at:
390 Park Avenue
20th Floor
New York, NY 10022
Item 2. Identity and Background.
     This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended: Berggruen Acquisition Holdings Ltd (“BAH”), a British Virgin Islands (“BVI”) company, Berggruen Holdings North America Ltd, a BVI business company (“BHNA”), Medici I Investments Corp., a BVI business company (“Medici”), Berggruen Holdings Ltd, a BVI business company (“Berggruen Holdings”), Tarragona Trust, a BVI trust (“Tarragona”) and Nicolas Berggruen. Each of BAH, BHNA, Medici, Berggruen Holdings, Tarragona and Mr. Berggruen is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”.
     BAH is a direct subsidiary of BHNA. BHNA is a direct, wholly-owned subsidiary of Medici and the managing and majority shareholder of BAH. Medici is a direct, wholly-owned subsidiary of Berggruen Holdings. All of the outstanding capital stock of Berggruen Holdings are owned by Tarragona. The trustee of Tarragona is Maitland Trustees Limited, a BVI corporation acting as an institutional trustee in the ordinary course of business without the purpose or effect of changing or influencing control of the Issuer. Mr. Berggruen is a director of Berggruen Holdings.
     The principal business activity of each of BAH, BHNA, Medici and Berggruen Holdings is that of a private investment company investing internationally in an extensive range of asset classes on an opportunistic basis, including direct private equity, stocks and bonds, hedge funds, private equity funds, and real estate. Mr. Berggruen is the founder and president of Berggruen Holdings. The principal business activity of Tarragona is that of a private investment trust formed to own all of the outstanding capital stock of Berggruen Holdings.
     The principal business address of each of BAH, BHNA, Medici and Berggruen Holdings is 1114 Avenue of the Americas, 41st Floor, New York, NY 10036. The principal business address of Mr. Berggruen is 9-11 Grosvenor Gardens, London, SW1W OBD, United Kingdom. The principal business address of Tarragona is 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands.
     During the last five years, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Certain information with respect to the executive officers and directors of the Reporting Persons, if applicable, is set forth on SCHEDULE A attached hereto.

CUSIP No.	37929X 107	Page	9	of	15
Item 3. Source and Amount of Funds or Other Consideration.
     The Reporting Persons are all affiliated with Berggruen Holdings, a private investment company investing internationally in an extensive range of asset classes. The source of funds is investment capital contributed by Tarragona.
     The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.
Item 4. Purpose of Transaction.
     The Issuer was formed as a blank check company on June 8, 2006 to acquire a then unidentified operating business or several operating businesses through a merger, stock exchange, asset acquisition, reorganization or similar business combination (a “Business Combination”). Each of BHNA and Marlin Equities II, LLC (“Marlin Equities”) was a sponsor of the Issuer.
     On July 20, 2006, each of BHNA and Marlin Equities (i) purchased 5,923,200 units of the Issuer (“Units”), each Unit consisting of one share of Common Stock and one warrant to purchase one share of Common Stock (“Founders’ Warrants”), (ii) agreed to purchase 2,250,000 warrants (“Sponsors’ Warrants”) in a private placement that would occur immediately prior to the consummation of the Issuer’s initial public offering (which occurred on December 28, 2006), and (iii) agreed to purchase 2,500,000 Units (the “Co-Investment”) at a price of $10.00 per Unit (the “Co-Investment Units”) in a private placement that would occur immediately prior to the Issuer’s consummation of its initial Business Combination. Each Co-Investment Unit consisted of one share of Common Stock and one warrant to purchase one share of Common Stock (the “Co-Investment Warrants”).
     Each of the Founders’ Warrants, Sponsors’ Warrants and Co-Investment Warrants entitle the holder to purchase one share of Common Stock at a price of $7.50 per share. The Founders’ Warrants are exercisable at any time if and when the last sales price of the Common Stock exceeds $14.25 per share for any 20 trading days within a 30 trading day period beginning 90 days after the Business Combination (provided that there is an effective registration statement covering the Common Stock underlying the Founders’ Warrants in effect). The Sponsors’ Warrants and the Co-Investment Warrants are exercisable at any time commencing on December 21, 2007 (provided that there is an effective registration statement covering the Common Stock underlying the Sponsors’ Warrants and the Co-Investment Warrants in effect).
     On June 15, 2007, BHNA transferred 5,923,200 shares of Common Stock and 8,173,200 warrants (consisting of 5,923,200 Founders’ Warrants and 2,250,000 Sponsors’ Warrants) to BAH. Between August 9, 2007 and August 14, 2007, BHNA purchased 1,709,500 additional shares of Common Stock in open market transactions.
     The Business Combination was consummated on November 2, 2007, and accordingly, the Co-Investment was consummated immediately prior to the Business Combination. The proceeds from the Co-Investment provided the Issuer with a portion of the equity capital necessary to fund the Business Combination.
     Mr. Berggruen has been a director of the Issuer since its inception and intends to remain a director of the Issuer following the Business Combination. The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to

CUSIP No.	37929X 107	Page	10	of	15
take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. Except as set forth herein (and after giving effect to the Business Combination), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
     The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
(a)-(b)	As of the date hereof, the Reporting Persons beneficially own and have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 20,805,900 shares of Common Stock (consisting of 10,132,700 shares of Common Stock and warrants to purchase 10,673,200 shares of Common Stock exercisable as described in Item 4 above), representing 8.3% of all outstanding shares of Common Stock.

(c)	On November 2, 2007, BHNA purchased 2,500,000 Units from the Issuer at $10.00 per Unit in a private placement pursuant to the agreement described in Item 4 above.

(d)	Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e)	Inapplicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
     The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated herein by reference.

CUSIP No.	37929X 107	Page	11	of	15
Item 7. Materials to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement dated November 13, 2007, by and among the Reporting Persons.

Exhibit B	Limited Power of Attorney, dated June 23, 2006, given by Maitland Trustees Limited, as trustee of the Tarragona Trust, to Jared Bluestein (incorporated by reference to Exhibit C to the Schedule 13G filed by the Reporting Persons with respect to the Issuer on February 12, 2007).

Exhibit C	Limited Power of Attorney, dated August 10, 2007, given by Nicolas Berggruen to Jared Bluestein (incorporated by reference to Exhibit 24.1 to the Form 4 filed by Nicolas Berggruen with respect to the Issuer on August 13, 2007).

CUSIP No.	37929X 107	Page	12	of	15
SIGNATURE
     After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2007	Berggruen Acquisition Holdings Ltd
	By:	/s/ Jared S. Bluestein
		Name:	Jared S. Bluestein
		Title:	Secretary

Berggruen Holdings North America Ltd
By:	/s/ Jared S. Bluestein
	Name:	Jared S. Bluestein
	Title:	Director

Medici I Investments Corp.
By:	/s/ Jared S. Bluestein
	Name:	Jared S. Bluestein
	Title:	Director

Berggruen Holdings Ltd
By:	/s/ Jared S. Bluestein
	Name:	Jared S. Bluestein
	Title:	Director

Tarragona Trust By: Maitland Trustees Limited, as Trustee
By:	/s/ Jared S. Bluestein
	Name:	Jared S. Bluestein
	Title:	Authorized Signatory

*
Nicolas Berggruen

* The undersigned, by signing his name hereto, does sign and execute this Amendment to Schedule 13D pursuant to the Limited Power of Attorney executed by Nicolas Berggruen.

Dated: November 13, 2007	*By:	/s/ Jared S. Bluestein, Attorney in Fact
Jared S. Bluestein